EXHIBIT 4.10

                                        January 11, 1995

          Mr. William F. Gorog, Trustee
          WorldCorp Employee Savings and Stock
             Ownership Trust
          13873 Park Center Road
          Herndon, VA   22071

                         Re:  Commitment to Make Contributions

          Dear Mr. Gorog:

                    This letter sets forth WorldCorp, Inc.'s commitment to make contributions to the WorldCorp Employee Savings and Stock Ownership Plan (the "ESSOP"), for the duration of the Scott & Stringfellow loan to the ESSOP, under the following circumstances and to the following extent:

               1.   To the extent there is, or the ESSOP
                    anticipates, an event of default pursuant to the terms of the Loan Agreement with Scott & Stringfellow, WorldCorp agrees to make a loan or a contribution, in its discretion, adequate to avoid or cure an event of default;

               2. To the extent the margin requirements of the Loan Agreement with Scott & Stringfellow would be or are violated by the release of shares for participants' accounts as required by section 6(d)(1) of the ESSOP, WorldCorp agrees to make contributions to the extent necessary to satisfy the margin requirements.

          WorldCorp reserves the right, in the event the entire loan becomes due and payable in the event of default, to seek a substitute lender for the ESSOP or become such substitute lender.

                                   WORLDCORP, INC.

                                   By: /s/ T. Coleman Andrews, III
                                        T. Coleman Andrews, III
                                        Chief Executive Officer and
                                          President